

April 2, 2025

Mark E. Lashier
Chairman and Chief Executive Officer
Phillips 66
2331 CityWest Blvd.
Houston, TX 77042

      Re: Phillips 66
          Preliminary Proxy Statement filed March 26, 2025
          File No. 001-35349

Dear Mark E. Lashier:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement filed March 26, 2025

Background of the Solicitation, page 21

1.   We note the disclosure on page 25 that receipt of Elliott's "formal" nomination notice occurred on February 13, 2025. Please also disclose, if true, that such notice was received by email on the previous day.

2.   We note the following disclosure on page 26: "On March 14, 2025, the Nominating and Governance Committee convened a special meeting via videoconference to discuss potential director candidates for recommendation to the Board to fill the four Class I seats up for election at the upcoming Annual Meeting, including to fill the vacancies created by Mr. Adams' and Ms. Ramos' decision not to stand for re-election." We also note the following disclosure in the Company's Form 8-K of February 18, 2025: "Effective immediately after the Annual Meeting, the size of the Company's Board will be reduced from 14 to 12 directors." The first statement appears to imply that a decision had been made not to reduce the size of the Board from 14 to 12, contrary to what had been announced publicly on February 18. Please

revise the disclosure to clarify, or advise.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to David Plattner at 202-551-8094.

Sincerely,

Division of Corporation Finance
Office of Mergers and Acquisitions